EXHIBIT 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              (Chinese Characters)
                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)

 (a joint stock limited company incorporated in the People's Republic of China)

                                (STOCK CODE: 525)

                                  ANNOUNCEMENT

                         COMPLETION OF THE A SHARE ISSUE

Part of the proceeds from the A Share Issue, being a sum of RMB5,265,250,000 has been paid by the Company to Guangzhou Yang Cheng as part of the consideration for the acquisition of the railway transportation business between Guangzhou and Pingshi and all assets and liabilities relating to such business.

Reference is made to the Company's announcements dated 15 November 2004, 30 December 2004, 6 December 2005, 20 January 2006, 29 November 2006, 5 December 2006, 6 December 2006, 11 December 2006, 12 December 2006, 15 December 2006 and 20 December 2006 regarding the A Share Issue.

The Company is pleased to announce that the A Share Issue has been completed and the total amount of proceeds raised in the A Share Issue was RMB10,332,431,120. Part of the proceeds from the A Share Issue, being a sum of RMB5,265,250,000 has been paid by the Company to Guangzhou Yang Cheng as part of the consideration for the acquisition of the railway transportation business between Guangzhou and Pingshi and all assets and liabilities relating to such business. The exact amount of the balance of the consideration will be determined by a completion audit which will be undertaken by the Company shortly. Such balance will be payable by the Company within 15 Days from the date upon which the completion audit is completed. The transfer of all assets and liabilities in relation to the railway transportation business between Guangzhou and Pingshi is expected to take place with effect from 1 January 2007. A further announcement will be made by the Company once the exact amount of the balance of the consideration is determined.

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DEFINITIONS

"A Share(s)"             the domestic invested share(s) of the Company with a
                         nominal value of RMB1.00 each

"A Share Issue"          the issue and allotment of 2,747,987,000 A Shares to
                         institutional and public investors in the PRC by the
                         Company, in which such A Shares had been listed on the
                         Shanghai Stock Exchange on 22 December 2006

"ADSs"                   American depositary shares, each representing 50 H
                         Shares

"Company"                Guangshen Railway Company Limited, a joint stock
                         limited company incorporated in the PRC on 6 March
                         1996, of which the H Shares, A Shares and the ADSs are
                         listed on the HKSE, Shanghai Stock Exchange and the New
                         York Stock Exchange, Inc., respectively

"Day(s)" working day(s), not including Saturdays, Sundays and PRC public holidays

"Guangzhou Yang Cheng"   Guangzhou Railway Group Yang Cheng Railway Company, the
                         name of which had subsequently been changed to
                         Guangzhou Railway Group Yang Cheng Railway Industrial
                         Development Company, a PRC state-owned enterprise and a
                         wholly-owned subsidiary of Guangzhou Railway (Group)
                         Company, a state-owned enterprise and the controlling
                         shareholder of the Company

"HKSE"                   The Stock Exchange of Hong Kong Limited

"H Shares"               the overseas listed foreign shares of the Company with
                         a nominal value of RMB1.00 each and listed on the HKSE

"PRC"                    the People's Republic of China

"RMB"                    Renminbi, the lawful currency of the PRC

                                        By Order of the Board
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, the PRC
29 December 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.


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